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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                                 SR Telecom Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    78464P208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David Wolinsky
                         Greywolf Capital Management LP
                        4 Manhattanville Road, Suite 201
                            Purchase, New York 10577
                                 (914) 249-7800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 18 Pages
                         Exhibit Index Found on Page 17

                                       13D
===================
CUSIP No. 78464P208
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Partners II LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 60,736,012 Shares, which is 52.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    18,414,864 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     18,414,864 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            18,414,864 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            23.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 18 Pages

                                       13D
====================
CUSIP No.  78464P208
====================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Overseas Fund
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 60,736,012 Shares, which is 52.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    41,951,149 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     41,951,149 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            41,951,159 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            41.7 % [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 3 of 18 Pages

                                       13D
=====================
CUSIP No.   78464P208
=====================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Advisors LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 60,736,012 Shares, which is 52.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    18,414,864 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     18,414,864  [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            18,414,864  [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            23.1 % [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 18 Pages

                                       13D
====================
CUSIP No.  78464P208
====================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Management LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 60,736,012 Shares, which is 52.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    60,736,012  [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     60,736,012 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            60,736,012 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            52.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 5 of 18 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf GP LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 60,736,012 Shares, which is 52.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    60,736,012 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     60,736,012 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            60,736,012 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            52.2 % [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 6 of 18 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jonathan Savitz
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 60,736,012 Shares, which is 52.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    60,736,012 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     60,736,012 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            60,736,012 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            52.2 % [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 7 of 18 Pages

         Preliminary Note: Certain of the Reporting Persons own in aggregate CDN$13,066,872 principal amount of 10% Secured Convertible Debentures (the "Debentures") of SR Telecom Inc. (the "Company") and 550,000 warrants (the "Warrants"), each Warrant being exercisable for one share of common stock, no par value (the "Shares") of the Company. The Debentures are not convertible until the earlier of (i) the business day after the record date, if any, of the Company's proposed rights offering and (ii) November 30, 2005. On whichever date occurs earliest, CDN$10,000,000 of the aggregate CDN$75,300,000 principal amount of Debentures issued will automatically be converted on a pro rata basis into Shares (the "Automatic Conversion"). The Warrants are currently exercisable. Although none of the Reporting Persons own any Shares, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934 and assuming no holders of Debentures and Warrants other than the Reporting Persons converted or exercised their Debentures or Warrants immediately after the occurrence of the Automatic Conversion, the Reporting Persons may be deemed to be the beneficial owners of 52.2% of the Company's Shares through their ownership of Debentures and Warrants. Assuming all holders of Debentures (including the Reporting Persons) converted their Debentures and the Reporting Persons also exercised their Warrants immediately after the occurrence of the Automatic Conversion, the Reporting Persons could be deemed to be the beneficial owners of 16.6% of the Company's Shares. For further information regarding the Debentures and the Warrants, see Items 4 and 6 below.

Item 1.  Security And Issuer
------   -------------------

         This statement relates to Shares of the Company. The Company's principal offices are located at Corporate Head Office, 8150 Trans-Canada Highway, Montreal, GC 4H5 1M5.

Item 2.  Identity And Background
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

                  (i) Greywolf Capital Partners II LP, a Delaware limited partnership ("Greywolf Capital II"), with respect to the Shares it beneficially owns (through its ownership of Debentures and Warrants);

                  (ii) Greywolf Capital Overseas Fund, a Cayman Islands exempted company ("Greywolf Overseas"), with respect to the Shares it beneficially owns (through its ownership of Debentures and Warrants);

                  (iii) Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the "General Partner"), with respect to the Shares beneficially owned by Greywolf Capital II (through its ownership of Debentures and Warrants);

                  (iv) Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Overseas and Greywolf Capital II (the "Investment Manager"),with respect to the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II (through their ownership of Debentures and Warrants);


                               Page 8 of 18 Pages

                  (v) Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General Partner"),with respect to the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II (through their ownership of Debentures and Warrants); and

                  (vi) Jonathan Savitz, a United States citizen ("Savitz") and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II (through their ownership of Debentures and Warrants).

         (b) The address of the principal business and principal office of (i) all of the Reporting Persons other than Greywolf Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577 and (ii) Greywolf Overseas is 6 Front Street, Hamilton, HM11 Bermuda.

         (c) The principal business of each of Greywolf Capital II and Greywolf Overseas is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of Greywolf Capital II. The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, serving as the sole managing member of the Investment Manager General Partner and serving as the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Reporting Persons is set forth above.

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         Greywolf Capital II and Greywolf Overseas acquired the Debentures pursuant to the Company's August 25, 2005 exchange of the Company's 8.15% Debentures due August 31, 2005 (the "8.15% Debentures") plus all accrued interest thereon for Debentures. Immediately prior to such exchange, Greywolf Capital II and Greywolf Overseas held CDN$3,706,900.00 and CDN$8,528,100.00 principal amount of 8.15% Debentures, respectively.


                               Page 9 of 18 Pages

         The net investments costs (including commission) for the Warrants held by Greywolf Capital II and Greywolf Overseas is approximately CDN$134,458 and CDN$656,832, respectively.

         The consideration for the acquisition of the 8.15% Debentures and the Warrants was obtained for each of Greywolf Capital II and Greywolf Overseas from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by it at Goldman Sachs & Co. and Citibank, N.A. Each such Reporting Person holds certain securities in its margin accounts and such accounts may from time to time have debit balances. Accordingly, the amount of borrowings, if any, used to acquire the 8.15% Debentures and the Warrants is indeterminate.

Item 4.  Purpose Of The Transaction
------   --------------------------

         The purpose of the acquisition of the Debentures and Warrants is for investment, and the acquisitions reported herein by each of Greywolf Capital II and Greywolf Overseas were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. As discussed later in this Item 4, as a holder of Debentures and a party to the Credit Agreement (as defined below), Greywolf Capital II had and may continue to have certain limited rights to identify certain candidates for the Company's Board of Directors.

         Subject to the terms of the Automatic Conversion (as defined in the Preliminary Note) and the PIK Acquisitions (as defined below), although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, Debentures and/or Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares, Debentures and/or Warrants or dispose of any or all of its Debentures and/or Warrants depending upon an ongoing evaluation of the investment in the Shares, Debentures and Warrants, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares, Debentures and/or Warrants which it may hold at any point in time.

         As stated in the Preliminary Note, pursuant to the terms of the Trust Indenture between the Company as issuer, Computershare Trust Company of Canada and Manufacturers and Traders Trust Company as co-Trustees (together, the "Debenture Trustee") dated as of August 22, 2005 (the "Debenture Indenture"), the Debentures are not convertible until the earlier of (i) the business day after the record date, if any, of the Company's proposed rights offering and
(ii) November 30, 2005. On whichever date occurs earliest, CDN$10,000,000 of the aggregate CDN$75,300,000 principal amount of Debentures issued will automatically be converted on a pro rata basis into Shares. On such conversion date, certain Debentures owned by Greywolf Capital II and Greywolf Overseas will automatically be converted into Shares.

         Pursuant to the terms of the Debenture Indenture, interest on the Debentures may be paid in cash or in kind at the option of the Company. If the Company elects to pay interest in kind, the Reporting Persons will be deemed to have beneficially acquired additional Shares to the extent the accrued interest on the Debentures will be capitalized (the "PIK Acquisitions").


                              Page 10 of 18 Pages

         The Debentures are subject to an Intercreditor Agreement, executed by the Debenture Trustee, the Company and certain other parties, providing for, among other things, the subordination of the rights of the holders of Debentures in certain circumstances to certain creditors of the Company (the "Intercreditor Agreement"). The Company, certain of the Reporting Persons and certain other entities are also parties to a term sheet (the "May 2005 Term Sheet") dated May 19, 2005 (as amended), which also provides for certain rights and obligations to the Reporting Persons as holders of the Debentures. Greywolf Capital II is a party to that certain Credit Agreement (the "Credit Agreement") dated as of May 19, 2005 by and between the Company, BNY Trust Company of Canada as Administrative Agent and Collateral Agent and certain lenders which provides the Company with a revolving credit facility of US$39.625 million until October 1, 2006, followed by a non-revolving term period until October 2, 2001.

         As part of the May 2005 Term Sheet, the Company agreed that at least 5 members of its Board of Directors would resign and that new members would be appointed in their place. Such new members were to be identified by Debentureholders who were also a party to the Credit Agreement (including Greywolf Capital II) and would be approved by the Company, such consent not to be unreasonably withheld. Based on information from the Company, the Reporting Persons understand that as of the date hereof three new members to the Company's Board of Directors have been appointed and additional members may be appointed in consultation with the designated Debentureholders, as provided for in the May 2005 Term Sheet. This summary of certain terms of the May 2005 Term Sheet is qualified in its entirety by the full terms and conditions of the May 2005 Term Sheet. The May 2005 Term Sheet can be found as an exhibit to Schedule B to the Material Change Report filed on Form 51-102F3 by the Company on SEDAR on June 3, 2005 (see www.sedar.com), and is incorporated herein by reference.

         For further information concerning the Debentures and the Warrants, as well as the registration rights agreement entered into by the Company and the applicable trustees, see Item 6 below.

         Also, consistent with their investment intent, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations and potential acquisitions of an operating business by the Company.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


                              Page 11 of 18 Pages

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         (a)      Greywolf Capital II and Greywolf Overseas
                  -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of Greywolf Capital II and Greywolf Overseas is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the sum of (i) the 17,610,132 Shares outstanding as reported by the Company plus
                           (ii) with respect to each Reporting Person, that number of additional Shares that would be issued if such Reporting Person converted or exercised all of the Debentures and Warrants, as applicable, of which it is the deemed beneficial owner and (iii) that number of additional shares that will be issued upon the Automatic Conversion (as defined in the Preliminary Note).

                  (c) There have been no transactions in the Shares in the last 60 days.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         (b)      The General Partner, the Investment Manager and the Investment
                  --------------------------------------------------------------
                  Manager General Partner
                  -----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II reported herein. The Investment Manager General Partner is the general partner of the Investment


                              Page 12 of 18 Pages

                           Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         (c)      Savitz
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         The Debentures and Warrants underlying the Shares reported hereby for Greywolf Capital II are owned directly by Greywolf Capital II and those reported by Greywolf Overseas are owned directly by Greywolf Overseas. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Capital II. The Investment Manager, as investment manager to Greywolf Overseas and Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Overseas and Greywolf Capital II. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Overseas and Greywolf Capital II. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Capital II and Greywolf Overseas. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares (and related Debentures and Warrants).

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         Greywolf Capital II and Greywolf Overseas own CDN$3,958,937 principal amount and CDN$9,107,935 principal amount of Debentures, respectively. The Debentures can be converted on the earlier of (i) the business day after the record date, if any, of the Company's proposed rights offering and (ii) November 30, 2005. On whichever date occurs earliest, the Automatic Conversion


                              Page 13 of 18 Pages
described in the Preliminary Note and Item 4 above will occur. Each CDN$1,000 principal amount of Debentures is convertible into 4,606 Shares, subject to adjustment pursuant to the terms of the Debenture Indenture. The Debentures can be converted until the earlier of (i) close of business on the day before the maturity date of the Debentures, which maturity date is October 15, 2011 and
(ii) the business day before any redemption date for the Debentures. This summary of the Debentures is qualified in its entirety by the full terms and conditions of the Debenture Indenture. For the full terms and conditions of the Debentures, see the Debenture Indenture (which the Company has told the Reporting Persons is or will be filed by the Company as an exhibit to the Registration Statement on Form F-1 filed or to be filed by the Company) or contact the Company at 514-335-1210.

         The Warrants are currently exercisable and can be exercised until February 18, 2006. The exercise price of the Warrants is CDN$9.00 per Share, subject to adjustment. This summary of the Warrants is qualified in its entity by the full terms and conditions of the Warrant Indenture dated as of February 18, 2004 between the Company and Computershare Trust Company of Canada as Warrant Agent (the "Warrant Indenture") . For the full terms and conditions of the Warrants, see the Warrant Indenture filed as Exhibit 2.3 to the Annual Report on Form 20-F for the year ended December 31, 2003 filed by the Company with the SEC on April 23, 2004, which document is incorporated herein by reference.

         Certain of the Reporting Persons have certain registration rights in the U.S. under a registration rights agreement entered into among the Company and the Debenture Trustee on or about August 22, 2005, as amended (the
"Registration Rights Agreement"). The Reporting Persons understand that, pursuant to such agreement, the Company intends to file with the SEC a registration statement on Form F-1 registering the resale of the Debentures and any Shares issued upon the conversion of the Debentures. This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement. For a copy of the Registration Rights Agreement, see the Registration Rights Agreement (which the Company has told the Reporting Persons is or will be filed by the Company as an exhibit to the Registration Statement on Form F-1 filed or to be filed by the Company) or contact the Company at 514-335-1210.

         The May 2005 Term Sheet, the Intercreditor Agreement and the Credit Agreement are described in Item 4 above.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
         ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The Warrant Indenture is filed as Exhibit 2.3 to the Annual Report on Form 20-F for the year ended
December 31, 2003 filed by the Company with the SEC on April 23, 2004, which document is incorporated herein by reference. The May 2005 Term Sheet can be found as an


                              Page 14 of 18 Pages
exhibit to Schedule B to the Material Change Report filed on Form 51-102F3 by the Company on SEDAR on June 3, 2005 (see www.sedar.com). The Reporting Persons have been told by the Company that the Debenture Indenture and the Registration Rights Agreement are or will be filed by the Company as exhibits to the Registration Statement on Form F-1 filed or to be filed by the Company. The Company can be contacted at 514-335-1210.













                              Page 15 of 18 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 2005


                           /s/ Jonathan Savitz
                        ----------------------------------------
                        GREYWOLF ADVISORS LLC,
                        On its own behalf
                        And as the General Partner of
                        GREYWOLF CAPITAL PARTNERS II LP
                        By Jonathan Savitz,
                        Senior Managing Member


                           /s/ Jonathan Savitz
                        ----------------------------------------
                        GREYWOLF GP LLC
                        By Jonathan Savitz,
                        Managing Member


                           /s/ Jonathan Savitz
                        ----------------------------------------
                        GREYWOLF CAPITAL MANAGEMENT LP,
                        On its own behalf
                        And as investment manager to
                        GREYWOLF CAPITAL OVERSEAS FUND
                        By Jonathan Savitz,
                        Managing Member of Greywolf GP LLC, its General Partner


                           /s/ Jonathan Savitz
                        -------------------------------------
                        Jonathan Savitz



                              Page 16 of 18 Pages

                                  EXHIBIT INDEX


EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)













                              Page 17 of 18 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  October  11, 2005



                           /s/ Jonathan Savitz
                        ----------------------------------------
                        GREYWOLF ADVISORS LLC,
                        On its own behalf
                        And as the General Partner of
                        GREYWOLF CAPITAL PARTNERS II LP
                        By Jonathan Savitz,
                        Senior Managing Member


                           /s/ Jonathan Savitz
                        ----------------------------------------
                        GREYWOLF GP LLC
                        By Jonathan Savitz,
                        Managing Member


                           /s/ Jonathan Savitz
                        ----------------------------------------
                        GREYWOLF CAPITAL MANAGEMENT LP,
                        On its own behalf
                        And as investment manager to
                        GREYWOLF CAPITAL OVERSEAS FUND
                        By Jonathan Savitz,
                        Managing Member of Greywolf GP LLC, its General Partner


                           /s/ Jonathan Savitz
                        ----------------------------------------
                        Jonathan Savitz


                              Page 18 of 18 Pages